Medical International Technology, Inc.

1872 Beaulac

Saint-Laurent

Quebec, Canada H4R 2E7

October 4, 2016

VIA EDGAR

Kevin J. Kuhar

Accounting Branch Chief

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Medical International Technology, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2015
Filed February 19, 2016
File No. 0-31469

Dear Mr. Kuhar:

We are in receipt of your comment letter dated September 22, 2016 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by Medical International Technology, Inc.’s (the “Company”) responses:

Form 10-K for the Fiscal Year Ended September 30, 2015

General

1.	We note that you have not filed all the reports required by Section 13(a) or 15(d) of the Securities Exchange Act of 1934. Please file your required quarterly reports on Form 10Q for the periods ended December 31, 2015, March 31, 2016 and June 30, 2016.

Response: I would like to inform you that the date I plan on filing the late Q's, with the upcoming 10K or earlier.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 21

2.	We note that the report of your independent registered public accounting firm does not include the city and state or province where issued as required by Rule 2-02(a)(3) of Regulation S-X. Please have your auditor revise its report in future filings to indicate the city and state or province where issued.

Response: The city and state where issued is Houston, Texas and the auditor will include the city and state where issued in future filings.

Item 9A. Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 35

3.	We note that your Management´s Report on Internal Control over Financial Reporting does not identify the version of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control - Integrated Framework that was used to perform your assessment as required by Item 308(a)(2) of Regulation S-K. Please tell us the COSO framework used by your management - i.e., whether you used the 1992 Framework or the Updated Framework issued in 2013, and revise the report in future filings to identify the framework used.

Response: The COSO framework used was the Updated Framework issued in 2013 and we will revise the report in future filings to identify the framework used.

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Karim Menassa
Karim Menassa
President and Chief Executive Officer